June 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Katherine Bagley Erin Jaskot Patrick Kuhn Doug Jones

Re:	1stdibs.com, Inc.

Registration Statement on Form S-1 (File No. 333-256188)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters, hereby join 1stdibs.com, Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256188) (the “Registration Statement”) to become effective on June 9, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter, as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 2,269 copies of the Preliminary Prospectus dated June 2, 2021 through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Signature page follows

Very truly yours,

BOFA SECURITIES, INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong

Name:	Michele A.H. Allong
Title:	Authorized Signatory

BARCLAYS CAPITAL INC.

By:	/s/ Robert Peck

Name:	Robert Peck
Title:	Managing Director

cc:	David S. Rosenblatt, 1stdibs.com

Tu Nguyen, 1stdibs.com

Ronald A. Fleming, Jr., Pillsbury Winthrop Shaw Pittman LLP

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Stephen M. Davis, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP

Signature Page to Acceleration Request